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As filed with the Securities and Exchange Commission on December 6, 2001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
of the Securities Exchange Act of 1934
(Amendment No. )*

DRESDNER RCM GLOBAL STRATEGIC INCOME FUND, INC.
(Name of Subject Company (issuer))

DRESDNER RCM GLOBAL STRATEGIC INCOME FUND, INC.
(Names of Filing Persons (offerer and issuer))

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

26157B101
(CUSIP Number of Class of Securities)

Robert J. Goldstein
Dresdner RCM Global Strategic Income Fund, Inc.
Four Embarcadero Center
San Francisco, California 94111-4189
(800) 237-4218
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:
Earl D. Weiner
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$40,466,206(a)	$8,093(b)

(a)
Calculated as the aggregate maximum purchase price to be paid for 5,977,283 shares in the offer, based upon a price of $6.77 (99.5% of the net asset value per share of $6.80 at November 30, 2001.)
(b)
Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check the box if any part of the fee is offset as provided by Rule O-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/x/ Issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Introductory Statement

    This Issuer Tender Offer Statement on Schedule TO relates to an offer by Dresdner RCM Global Strategic Income Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 50% of its outstanding shares, or 5,977,283 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 6, 2001 and the related Letter of Transmittal and are filed as exhibits to this Schedule TO.

    This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

    The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

(a)1)(i)	Offer to Purchase, dated December 6, 2001.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)vi)	Form of Letter to Stockholders.
(a)(1)(vii)	Summary Publication
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dresdner RCM Global Strategic Income Fund, Inc.
/s/ LUKE D. KNECHT Name: Luke D. Knecht Title: President

Dated: December 6, 2001

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION	EXHIBIT NO. IN FILING
(a)(1)(i)	Offer to Purchase, dated December 6, 2001.	99.(a)(1)(i)
(a)(1)(ii)	Form of Letter of Transmittal.	99.(a)(1)(ii)
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.	99.(a)(1)(iii)
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	99.(a)(1)(iv)
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	99.(a)(1)(v)
(a)(1)(vi)	Form of Letter to Stockholders.	99.(a)(1)(vi)
(a)(1)(vii)	Summary Publication	99.(a)(1)(vii)

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Introductory Statement
SIGNATURE
EXHIBIT INDEX